Exhibit 99.1

Antigua Court of Appeal Rules in Favor of SINOVAC, Upholds 2018 Judgment
Current SINOVAC Directors Elected Properly at the 2018 Annual General Meeting
The Company’s Rights Agreement is Valid under Antigua Law

December 9, 2021 -- BEIJING--SINOVAC Biotech Ltd. (NASDAQ: SVA) ("Sinovac" or the "Company"), a leading provider of biopharmaceutical products in China, today provided an update for shareholders with regard to the exchange (the “Exchange”) of preferred share purchase rights (the “Rights”) for the Company’s Common Shares and Series B Convertible Preferred Shares (the “Exchange Shares”), originally announced via press release on February 22, 2019. At that time, Sinovac’s Board determined that certain collaborating shareholders had become acquiring persons, thereby triggering the Company’s Rights Agreement. As a result, valid preferred share purchase rights held by all non-collaborating shareholders were exchanged for common and preferred shares, per the terms of the Rights Agreement.

On December 19, 2018, the High Court of Justice of Antigua and Barbuda issued a judgment (the “2018 Judgment”) that determined the Company’s existing directors were properly elected at the Annual General Meeting (“AGM”) held in February 2018 and remained as directors of the Company, and that the Company’s Rights Agreement is valid under Antigua law.

On December 9, 2021, the Eastern Caribbean Supreme Court’s Court of Appeal upheld the 2018 Judgment, further confirming SINOVAC’s position that the board was properly elected, and the Rights Agreement was triggered by a group led by 1Globe Capital, LLC, Chiangjia Li and OrbiMed Advisors LLC. In the unanimous written judgment, the Court of Appeal upheld the trial judge’s findings of fact – that a group of shareholders, including 1Globe, formed a secret plan to ambush the Company’s AGM, without the knowledge of the Company’s directors or other shareholders. The Court also confirmed the Company’s Rights Agreement did not contain any inconsistencies in its Articles or Memorandum of Association, or the Antiguan business law.

Mr. Weidong Yin, Chairman, President, and CEO of SINOVAC said, “We are extremely pleased with today’s ruling, which ensures valid rights holders will receive the economic value to which they are entitled. We call on 1Globe Capital to accept the consequences of their actions against SINOVAC and its shareholders, respect the multiple independent findings against them and terminate their efforts against the Company. We have not allowed this litigation to serve as a distraction to our operations. I am proud that SINOVAC has become the largest global supplier of COVID-19 vaccines, supplying over 2.3 billion doses of its inactivated vaccine, CoronaVac®, to save lives around the world, while overcoming the challenges from this litigation. As the world continues to face new COVID-19 variants, SINOVAC remains committed to developing and distributing effective vaccines in China and around the world. We remain confident that our team of scientists will continue to evolve our vaccines to address new challenges as they emerge.”

ABOUT SINOVAC

SINOVAC Biotech Ltd. is a China-based biopharmaceutical company that focuses on the research, development, manufacturing, and commercialization of vaccines that protect against human infectious diseases. SINOVAC's product portfolio includes vaccines against COVID-19, enterovirus71 (EV71), hepatitis A and B, seasonal influenza, 23-Valent pneumococcal polysaccharide ("PPV"), H5N1 pandemic influenza (avian flu), H1N1 influenza (swine flu), varicella and mumps. SINOVAC's COVID-19 vaccine, CoronaVac®, has been granted emergency use approval or conditional marketing authorization by over 40 countries or regions worldwide. Healive®, the hepatitis A vaccine manufactured by the Company, has passed the assessment under WHO prequalification procedures in 2017. The EV71 vaccine, an innovative vaccine developed by SINOVAC against hand foot and mouth disease caused by EV71, was commercialized in China in 2016. In 2009, SINOVAC was the first company worldwide to receive approval for its H1N1 influenza vaccine, which it has supplied to the Chinese Government's vaccination campaign and stockpiling program. The Company is also the only supplier of the H5N1 pandemic influenza vaccine to the government stockpiling program. The Company is developing several new products including a Sabin-strain inactivated polio vaccine and combined vaccines. SINOVAC primarily sells its vaccines in China, while also exploring growth opportunities in international markets. The Company is seeking market authorization of its products in over 30 countries outside of China. For more information, please see the Company's website at www.sinovac.com.

Contacts

Sinovac Biotech Ltd.

Helen Yang

Tel: +86-10-8279-9871

Fax: +86-10-6296-6910

Yangg@sinovac.com

Media

Abernathy MacGregor

Sheila Ennis

Tel: +1-415-745-3294

sbe@abmac.com

Investors

ICR Inc.

Bill Zima

Tel: +1-646-308-1707

william.zima@icrinc.com